UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

September 5, 2024

In the Matter of

ZBJ Finance Group Ltd
38/F, One Century Center
Futian District, Shenzhen
Guangdong, China 518000

ORDER DECLARING REGISTRATION STATEMENT ABANDONED UNDER THE SECURITIES ACT OF 1933, AS AMENDED

File No: 333-269632

 ZBJ FINANCE GROUP LTD filed with the Commission a registration statement to register securities under Section 6(a) of the Securities Act of 1933. The registration statement has been on file for more than nine months and has not yet become effective.

 ZBJ FINANCE GROUP LTD has failed to respond to notice under Rule 479 that the registration statement would be declared abandoned unless it was timely amended or withdrawn;

 In view of the foregoing, it is ORDERED that the registration statement be declared abandoned on September 5, 2024.

 For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

       Mara L. Ransom
       Office Chief